Exhibit 99.1

Aphria Inc.'s Adult-Use Brands Good Supply and Solei Introduce High Potency Oils to its Product Lineup

Good Supply enters the oil category for the first time with THC 30:0, formulated to contain the highest allowable, cannabinoid content currently available in the Canadian market.

Solei expands successful oil lineup to include Solei Plus+ in Free and Balance Moments.

LEAMINGTON, ON, April 15, 2021 /CNW/ - Aphria Inc. ("Aphria", "we", or the "Company") (TSX: APHA) ( NASDAQ: APHA), a leading global cannabis-lifestyle consumer packaged goods company inspiring and empowering the worldwide community to live their best life, today announced the addition of Good Supply's THC 30:0 and Solei Plus+ high potency oils to its award-winning adult-use brand portfolio, which join a range of other formats available, including whole dried flower, pre-rolls, oral sprays, soft gels, vapes and topicals.

Good Supply THC 30 (CNW Group/Aphria Inc.)

Based on Headset data,  high potency oils dominate the category with nine out of the top 10 bottled oils sold being high potency oils1 in BC, Alberta, Saskatchewan and Ontario. To meet this demand, Solei and Good Supply's new high potency oils offer consumers convenient and versatile options that are distillate-based for a virtually odorless and tasteless experience.

"At Aphria Inc. we understand the importance of offering consumers flexibility when it comes to consumption options, which is why expanding our portfolio to include high potency oils was a priority to the team," said Irwin D. Simon, Chief Executive Officer at Aphria Inc. "We continue to make it our priority to provide Canadians with the highest quality cannabis and the addition to high potency oils is no exception."

Good Supply

Good Supply is one of Canada's leading cannabis brands in the vapes and flower category2 and a favourite among budtenders3. For the first time, Good Supply is introducing a distillate-based oil, which is available in select markets in April 2021. Good Supply THC 30:0 is a convenient, high potency option containing the maximum allowable THC content (30mg per gram) on the market, but without the after taste.

Solei

Widely known for its success in the oils category as one of the best-selling CBD oil of 20204 and KIND Magazine's CBD Brand of the year in 20205, Solei continues to build its distillate-based oil offerings, by adding the new Solei Plus+ high potency oil to its innovation lineup. Solei Plus+ is made from sungrown cannabis, which is diluted into RSPO6 certified MCT oil. This smoke-free option has three times the cannabinoid content of Solei's current oils. Solei Plus+ is available in two cannabinoid profiles: Balance (15mg CBD, 15mg THC) and Free (30mg CBD, 1mg THC) and is available in select markets.

About Aphria Inc.

Aphria Inc. is a leading global cannabis-lifestyle consumer packaged goods company with operations in Canada, United States, Europe and Latin America, that is changing people's lives for the better – one person at a time – by inspiring and empowering the worldwide community to live their very best life by providing them with products that meet the needs of their mind, body and soul and invoke a sense of wellbeing. Aphria's mission is to be the trusted partner for its patients and consumers by providing them with a cultivated experience and health and wellbeing through high-quality, differentiated brands and innovative products. Headquartered in Leamington, Ontario, Aphria cultivates, processes, markets and sells medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada under the provisions of the Cannabis Act and globally pursuant to applicable international regulations. Aphria also manufactures, markets and sells alcoholic beverages in the United States.

For more information, visit: aphriainc.com

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1 Headset Canadian Insights (AB, BC, SK, ON retail stores) – Jan to Mar 2021
2 Headset Canadian Insights (BC, AB, SK, ON retail stores) – Jan to Mar 2021
3 Kind Magazine Awards - Dec 2020
4 Headset Canadian Insights (BC, AB, SK, ON retail stores) – Jan to Dec 2020
5 Kind Magazine Awards - Dec 2020
6 Roundtable on Sustainable Palm Oil (RSPO), https://rspo.org/

Solei Plus+ (CNW Group/Aphria Inc.)

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SOURCE Aphria Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2021/15/c8712.html

%CIK: 0001733418

For further information: Investor Relations, investors@aphria.com

CO: Aphria Inc.

CNW 09:00e 15-APR-21